04004304

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01447

RECEIVED FEB 27 2004

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stifel, Nicolaus & Company, Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 North Broadway
(No. and street)

St. Louis	Missouri	63102-2188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Zemlyak, Chief Financial Officer **(314) 342-2000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

One City Centre	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, James M. Zemlyak, affirm that, to the best of my knowledge and belief the accompanying financial statement(s) and supporting schedules pertaining to the firm of Stifel, Nicolaus & Company, Incorporated , as of December 31, 2003, as it pertains to item (h) are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors which are classified as customers accounts (debits $3,115,931 and credits $3,401,899).

Signature

Chief Financial Officer

Title

Notary Public

KAREN L. KEHRER
Notary Public — Notary Seal
STATE OF MISSOURI
City of St. Louis
My Commission Expires: Dec. 3, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Consolidated Statement of Financial Condition
- ☐ (c) Consolidated Statement of Operations (not required)
- ☐ (d) Consolidated Statement of Cash Flows (not required)
- ☐ (e) Consolidated Statement of Changes in Stockholder's Equity (not required)
- ☐ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not required)
- ☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (not required)
- ☐ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not required)
- ☐ (i) Information relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not required)
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (included in items g and h) (not required)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not required)
- ☒ (1) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report (not required)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable)
- ☒ (o) Supplemental Report on Internal Control
- ☐ (p) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation (not required)
- ☐ (q) Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers (not required)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH, D.C. 155 SECTION

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

STIFEL, NICOLAUS & COMPANY, INCORPORATED
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. James M. Zemlyak
Chief Financial Officer
Stifel, Nicolaus & Company, Incorporated
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314/342-2000

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

STIFEL, NICOLAUS & COMPANY, INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2003

Deloitte.

Deloitte & Touche LLP
Suite 2200
One City Centre
St. Louis, MO 63101-1819
USA
Tel: +1 314 342 4900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stifel, Nicolaus & Company, Incorporated
St. Louis, Missouri

We have audited the accompanying consolidated statement of financial condition of Stifel, Nicolaus & Company, Incorporated and Subsidiaries (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Stifel, Nicolaus & Company, Incorporated and Subsidiaries at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2004

STIFEL, NICOLAUS & COMPANY, INCORPORATED
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 8,977,083
Cash segregated for the exclusive benefit of customers	5,000
Receivable from brokers and dealers:	
Securities failed to deliver	1,782,263
Deposits paid for securities borrowed	22,982,625
Clearing organizations	10,132,264
	34,897,152
Receivable from customers, net of allowance for doubtful receivables of $81,668	255,499,119
Securities owned, at fair value	15,182,049
Securities owned and pledged, at fair value	9,689,579
Memberships in exchanges	327,615
Due from affiliates	1,924,853
Loans and advances to investment executives and other employees, net of allowance for doubtful receivables from former employees of $1,361,387	15,915,704
Deferred tax asset	3,787,338
Other assets	21,787,179
TOTAL ASSETS	**$ 367,992,671**
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Short-term borrowings from banks	$5,650,000
Payable to brokers and dealers:	
Securities failed to receive	1,687,762
Deposits received for securities loaned	116,985,850
Settlement balances with clearing organizations	6,043,867
	124,717,479
Payable to customers	44,102,516
Drafts payable	20,595,787
Securities sold, but not yet purchased, at fair value	6,039,128
Due to Parent Company and affiliates	21,692,594
Accrued employee compensation	24,649,172
Accounts payable and accrued expenses	20,482,939
	267,929,615
Liabilities subordinated to claims of general creditors	**3,744,558**
Stockholder's equity:	
Capital Stock - par value $1, authorized 30,000 shares, outstanding 1,000 shares	1,000
Additional paid-in capital	17,828,368
Retained earnings	78,489,130
TOTAL STOCKHOLDER'S EQUITY	**96,318,498**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 367,992,671**

See notes to consolidated statement of financial condition.

STIFEL, NICOLAUS & COMPANY, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2003

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Stifel, Nicolaus & Company, Incorporated and Subsidiaries (collectively referred to as the "Company") are principally engaged in retail brokerage, securities trading, investment banking and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest. The Company's principal customers are individual investors, with the remaining client base composed of corporations, municipalities and institutions.

Basis of Presentation

The consolidated statement of financial condition includes the accounts of Stifel, Nicolaus & Company, Incorporated and its subsidiaries. All material intercompany accounts are eliminated in consolidation. The amounts included in the accompanying consolidated statement of financial condition related to the subsidiaries are immaterial. The Company is a wholly owned subsidiary of Stifel Financial Corp. (the "Parent Company").

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Security Transactions

Trading and investment account securities owned, including those pledged, and trading securities sold, but not yet purchased, are carried at fair value.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the consolidated statement of financial condition.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Customer security transactions are recorded on a settlement date basis. Principal securities transactions are recorded on a trade date basis.

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender generally in excess of the market value of securities borrowed. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. . Substantially all of these transactions are executed under master netting agreements, which give the Company right of offset in the event of counterparty default, such receivables and payables with the same counterparty are not setoff on the Company's statement of financial condition.

Loans and Advances
The Company offers transition pay, principally in the form of upfront loans, to investment executives and certain key revenue producers as part of the Company's overall growth strategy. These loans are generally forgiven over a five to ten year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. Management monitors and compares individual investment executive production to each loan issued to ensure future recoverability.

Income Taxes
The Company is included in the consolidated federal and certain state income tax returns filed by the Parent Company and its subsidiaries. The Company also files on a stand-alone basis in certain other states. The Company's portion of the consolidated current income tax liability, computed on a separate return basis pursuant to an informal tax sharing agreement, and the Company's stand-alone tax liability or receivable is included in the accompanying consolidated statement of financial condition. The Company makes tax payments on behalf of the Parent Company and its subsidiaries.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Fair Value

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Securities owned, including those pledged, and securities sold but not yet purchased are valued using quoted market, dealer prices. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. Except for the Company's subordinated liabilities (see Note H) and the Due to Parent and Affiliates (see Note K), the Company's remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

NOTE B — CASH SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2003, cash of $5,000 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. The Company performs a weekly reserve calculation for proprietary accounts of introducing brokers ("PAIB"). At December 31, 2003, no deposit was required

NOTE C — SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

The components of securities owned and securities sold, but not yet purchased at December 31, 2003, are as follows:

Securities, at fair value:	Owned	Sold, but not yet purchased
U.S. Government obligations	$ 2,246,026	1,046,694
State and municipal bonds	13,311,831	256,888
Corporate obligations	829,022	384,751
Corporate stocks	8,484,749	4,350,795
	24,871,628	$6,039,128
Less: Securities owned and pledged	(9,689,579)	
	$15,182,049	

The Company pledged securities owned as collateral to counterparties, who have the ability to repledge the collateral; therefore, the Company has reported the pledged securities under the caption "Securities owned and pledged" in the consolidated statement of financial condition.

NOTE D — SHORT-TERM BORROWINGS FROM BANKS

The Company's short-term financing is generally obtained through the use of bank loans and securities lending arrangements. The Company borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available ongoing credit arrangements with banks totaled $205,000,000 at December 31, 2003, of which $199,350,000 was unused. There are no compensating balance requirements under these arrangements. At December 31, 2003, the Company's floating rate short-term bank borrowings bore interest at a weighted average rate of 1.38%. Short-term borrowings of $3,650,000 were collateralized by customer-owned securities of $13,858,864 at December 31, 2003. The value of the customer-owned securities is not reflected in the consolidated statement of financial condition. The remaining short-term borrowings of $2,000,000 were collateralized by company-owned securities valued at $9,689,579. At December 31, 2003, the Company had a stock loan balance of $116,985,850 at an average rate of 1.05%.

NOTE E — COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Settlements of transactions relating to such underwriting commitments, which were open at December 31, 2003, had no material effect on the consolidated statement of financial condition.

In connection with margin deposit requirements of The Options Clearing Corporation, the Company has pledged cash and customer-owned securities valued at $61,924,045. At December 31, 2003, the amounts on deposit satisfied the minimum margin deposit requirement of $47,525,456.

In connection with margin requirements of the National Securities Clearing Corporation, the Company had pledged cash and firm owned securities valued at $1,935,883 and a standby letter of credit amounting to $500,000. At December 31, 2003, the amounts on deposit satisfied the minimum margin deposit requirement of $1,835,598.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

NOTE E — COMMITMENTS AND CONTINGENCIES-(continued)

At December 31, 2003, the future minimum rental commitments for office space and equipment with initial or remaining non-cancelable lease terms in excess of one year, some of which contain escalation clauses and renewal options are as follows:

Year Ending December 31,	Operating Leases
2004	$ 7,295,321
2005	6,610,220
2006	5,451,302
2007	4,203,827
2008	3,630,528
Thereafter	9,419,705
	$36,610,903

The Company leases furniture and equipment, under a month-to-month lease agreement, from the Parent Company.

NOTE F — NET CAPITAL REQUIREMENTS

Stifel, Nicolaus & Company, Incorporated ("Stifel") is subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 (the "rule"), which requires the maintenance of minimum net capital, as defined. Stifel has elected to use the alternative method permitted by the rule, which currently requires maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid to affiliates if resulting net capital would be less than 5% of aggregate debit items.

At December 31, 2003, Stifel had net capital of $59,051,152, which was 22.18% of aggregate debit items and $53,726,576 in excess of minimum required net capital.

NOTE G — EMPLOYEE BENEFIT PLANS

Employees of the Company participate in the Parent Company's profit sharing 401(k) plan, Employee Stock Ownership Plan, Employee Stock Purchase Plan, option plans and incentive stock award plan. In addition, the Company has a deferred compensation plan available to Investment Executives, a portion of which is invested in Parent Company stock units.

NOTE H – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a deferred compensation plan available to Investment Executives who achieve a certain level of production whereby a certain percentage of their earnings is deferred as defined by the plan, a portion of which is deferred in Parent Company stock units and the balance into optional investment choices. The Company obtained approval from the New York Stock Exchange to subordinate the liability for future payments to Investment Executives for that portion of compensation not deferred in Parent Company stock units. Beginning with deferrals made in plan year 1997, the Company issued cash subordination agreements to participants in the plan pursuant to provisions of Appendix D of Securities and Exchange Act ("SEA") Rule 15c3-1 and included in its computation of net capital the following:

Plan Year	Distribution January 31,	Amount
1998	2004	$ 697,687
1999	2005	633,594
2000	2006	779,459
2001	2007	720,107
2002	2008	913,711
		$3,744,558

At December 31, 2003, the fair value of the liabilities subordinated to claims of general creditors using an interest rate commensurate with borrowing of similar terms, was $3,114,564.

NOTE I — LEGAL PROCEEDINGS

The Company is a defendant in several lawsuits and arbitrations, which arose from its usual business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and after consultation with outside counsel, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial condition and results of operations. It is reasonably possible that certain of these lawsuits and arbitrations could be resolved in the next year and management does not believe such resolutions will result in losses materially in excess of the amounts previously provided.

On November 3, 2003, the Company announced the favorable settlement of claims that had initially resulted in a $4,500,000 arbitration award in October 2002, against the Company. The claims arose in connection with the activities of a former broker in the Company's Pikeville, Kentucky office. The arbitration award was vacated in part and affirmed in part by a U. S. District Court judgment entered in August 2003. The District Court's judgment was on appeal to the U. S. Court of Appeals for the Sixth Circuit. The settlement resolved the arbitration award, the District Court's judgment, and the appeal of that judgment.

NOTE J — FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a carrying broker dealer the Company clears and executes transactions for two introducing broker dealers. Pursuant to the clearing agreements, the introducing broker dealers guarantee the performance of their customers to the Company. To the extent the introducing broker dealers are unable to satisfy their obligations under the terms of the respective clearing agreements, the Company would be secondarily liable. However, the potential requirement for the Company to fulfill these obligations under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company executes, settles, and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, customer securities transactions are recorded on settlement date, generally three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The Company borrows and lends securities to finance transactions and facilitate the settlement process, as well as relend securities in a normal course of business, utilizing both firm proprietary positions and customer margin securities held as collateral. The Company monitors the adequacy of collateral levels on a daily basis. The Company periodically borrows from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, the Company is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls its exposure to credit risk by continually monitoring its counterparties' position, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions. The Company sells securities it does not currently own (short sales), and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if securities prices increase prior to closing the transactions. The Company controls its exposure to price risk for short sales through daily review and setting position and trading limits.

NOTE J — FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (continued)

At December 31, 2003, securities, primarily from customer margin and securities borrowing transactions, of approximately $362,000,000 were available to the Company to utilize as collateral on various borrowings or other purposes. The Company had utilized a portion of these available securities as collateral for bank loans ($28,168,064), stock loans ($107,153,053), OCC margin requirements ($61,924,045) and customer short sales ($10,591,392).

Concentrations of Credit Risk

The Company maintains margin and cash security accounts for its customers located throughout the United States. The majority of the Company's customer receivables are serviced by branch locations in Missouri and Illinois.

NOTE K — RELATED PARTY TRANSACTIONS

Under an agreement, the Company provides all funding for the Parent Company's cash requirements and accordingly all expenditures of the Parent Company are recorded through an inter-company account. The Company leases certain furniture and equipment from the Parent Company and funds its equity incentive deferred compensation programs (see Note G) with Parent Company Stock and records these transactions through the inter-company account. In addition, the Company recorded the net proceeds from the Parent Company of it's the Parent Company's $34,500,000, 9% Cumulative Trust Preferred Securities, callable no earlier than June 30, 2007 but no later than June 30, 2032, through the inter-company account. The Company records interest on the balance of the inter-company account at 9%. At December 31, 2003, the net payable resulting from the inter-company transactions described above was $21,629,166, and is included in the statement of financial conditions under the caption "Due to Parent and affiliates". As the Company expects to repay the Parent Company on terms equivalent to the Parent Company's long-term debt, the fair value of the net amount due to Parent Company is the Company's proportionate share of the entire long-term debt arrangement, or approximately $24,200,000.

The Company serves as a carrying broker-dealer and clears the securities transactions on a fully disclosed basis of an affiliated company, Century Securities Associates, Inc. Under the arrangement, the Company has a PAIB agreement with the affiliated company. At December 31, 2003 the due to affiliated broker dealer of $63,788 consisted of commissions payable net of brokerage and clearing expense, payroll, independent contractor fees, and taxes that were paid on behalf of the affiliated Company and is included in the consolidated statement of financial condition under the caption "Due to Parent and affiliates".

Two directors of the Parent Company are associated with companies, which provide legal and consulting services to the Company.

NOTE L — INCOME TAXES

The Company's net deferred tax asset consists of the following temporary differences, at December 31, 2003:

Accruals not currently deductible	$ 2,633,133
Deferred compensation	876,611
Deferred revenue	277,594
Deferred tax asset	**$ 3,787,338**

NOTE M — RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires the recognition of a liability for the fair value of an obligation undertaken in issuing a guarantee and also requires certain disclosures of such guarantees. The disclosure requirements were adopted in 2002. The recognition requirements became effective for the Company on January 1, 2003. The recognition requirements of FIN 45 did not have a material impact on the Company's statement of financial condition.

In December 2003, FASB issued Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," which requires the consolidation by a business enterprise of variable interest entities if the business enterprise is the primary beneficiary. The Company adopted FIN 46R in fiscal year 2003 and the adoption did not have an impact on the Company's statement of financial condition.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have an impact on the Company's statement of financial condition.

NOTE M — RECENT ACCOUNTING PRONOUNCEMENTS-(continued)

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, a financial instrument that embodies an obligation for the issuer is required to be classified as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and for all other instruments for periods beginning after June 15, 2003. On November 7, 2003, the FASB staff issued FASB Staff Position No. 150-3 ("FSP No. 150-3"), which defers certain provisions of SFAS No. 150. The Company has adopted the effective provisions of SFAS No. 150. The adoption of these provisions did not have an impact on the Company's statement of financial condition. For the deferred provisions, the Company is currently evaluating the impact of this statement.

******

Deloitte.

Deloitte & Touche LLP
Suite 2200
One City Centre
St. Louis, MO 63101-1819
USA

Tel: +1 314 342 4900
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

To the Board of Directors of
Stifel, Nicolaus & Company, Incorporated
St. Louis, Missouri

In planning and performing our audit of the consolidated financial statements of Stifel, Nicolaus & Company, Incorporated and Subsidiaries (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) for the year ended December 31, 2003, (on which we issued our report dated February 26, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computation for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. We did not review the practices and procedures followed by the company in making the daily computations of segregation requirements of Section 4d (2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not maintain customer commodities accounts or hold foreign futures or foreign options.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2004